Exhibit 12.1
Aon plc and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,		Years Ended December 31,
(millions except ratio)	2015	2014	2014	2013	2012	2011
Income from continuing operations before income taxes and noncontrolling interests (1)	$635	$794	1,765	$1,538	$1,380	$1,388
Less: Equity in earnings on less than 50% owned entities	6	6	12	20	13	7
Add back fixed charges:
Interest on indebtedness	133	123	255	210	228	245
Interest on uncertain tax positions	(2)	—	4	5	5	—
Portion of rents representative of interest factor	22	26	50	52	42	55
Income as adjusted	$782	$937	$2,062	$1,785	$1,642	$1,681
Fixed charges:
Interest on indebtedness	$133	$123	$255	$210	$228	$245
Interest on uncertain tax positions	(2)	—	4	5	5	—
Portion of rents representative of interest factor	22	26	50	52	42	55
Total fixed charges	$153	$149	$309	$267	$275	$300
Ratio of earnings to fixed charges	5.1	6.3	6.7	6.7	6.0	5.6

(1) For the years ended December 31, 2012, and 2011 amounts related to discontinued operations have been included in Other income to conform to amounts included in the Consolidated Financial Statements. These amounts in the years ended December 31, 2012 and 2011, which were historically included in Income (loss) from discontinued operations, have been reclassified to conform with current presentation. The amounts reclassified were $1 million loss and $4 million income for the years ended December 31, 2012 and 2011, respectively, from Income (loss) from discontinued operations to Other income.